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                                                                    Exhibit 5.2



[Commonwealth of Puerto Rico -- Treasury Letterhead]


Francisco Fernandez, Esq.
Fernandez Collins & Rivero-Vergne
PO Box 9023905
San Juan, Puerto Rico 00902-3905

Dear Mr. Fernandez:

AES PUERTO RICO LP RETIREMENT PLAN (SECTION 1165(e))

In regard to your letter of September 27, 2001, you are informed that this Department has no objection to the participation of the referred pension plan in the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program (Pension Group Program) to be effective as of January 1, 2001.

Such participation will not affect in any way the ruling issued on behalf of the Pension Group Program on April 24, 1998. The terms of such opinion are applicable to AES Puerto Rico LP Retirement Plan (66-0547978).

The trust established thereunder will be entitled to exemption from local income taxes under the Puerto Rico Internal Revenue Code of 1994, as amended (Code). According to Article 1165-1(b)(3) of the Regulations under the Code "The law is concerned not so much with the form of any plan as it is with its effect in operation."

No opinion is expressed as to the tax treatment of the above transactions under any other provision of the Code and the Regulations that may also be applicable thereto, or to the tax treatment of any condition existing at the time of the transactions, or any effect resulting therefrom, that is not specifically covered by this ruling. The opinion expressed herein shall be valid only upon the continued existence of the facts as submitted for our consideration.


Cordially,

/s/ Carmen Colon Calderin
--------------------------------
Carmen Colon Calderin, Chief
Pension Plan Section